Exhibit 99.1

650 de Maisonneuve Blvd. West,
February 21, 2025	7th Floor
Montreal QC, H3A 3T2
www.computershare.com

To : All Canadian Securities Regulatory Authorities

Subject : FORTIS INC.

Dear Sir/Madam :

We advise of the following with respect to the upcoming Meeting of Security Holders for the subject Issuer :

Meeting Type :	Annual Meeting
Record Date for Notice of Meeting :	March 21, 2025
Record Date for Voting (if applicable) :	March 21, 2025
Beneficial Ownership Determination Date :	March 21, 2025
Meeting Date :	May 8, 2025
Meeting Location (hybrid) :	St. John’s NL The website address to access the online webcast will be posted on April 7, 2025 at www.fortisinc.com
Issuer sending proxy related materials directly to NOBO :	No
Issuer paying for delivery to OBO :	Yes

Notice and Access (NAA) Requirements :
NAA for Beneficial Holders	Yes
Beneficial Holders Stratification Criteria :	Not Applicable
NAA for Registered Holders	Yes
Registered Holders Stratification Criteria :	Not Applicable

Voting Security Details:

Description	CUSIP Number	ISIN
COMMON SHARES	349553107	CA3495531079

Sincerely,

Computershare
Agent for FORTIS INC.